Filed Pursuant to Rule 253(g)(2)

File No. 024-12271

SUPPLEMENT NO. 8 DATED AUGUST 5, 2025

MASTERWORKS VAULT 2, LLC

This Supplement No. 8 dated August 5, 2025 (this “Supplement”), supplements, and should be read in conjunction with, the offering circulars of Masterworks Vault 2, LLC (as amended and supplemented, each, an “Offering Circular” and, together, the “Offering Circulars”), originally filed on June 2, 2023, as amended by Post-Qualification Amendment No. 1 filed on June 21, 2023, Post-Qualification Amendment No. 2 filed on July 18, 2023, Post-Qualification Amendment No. 3 filed on August 2, 2023, Post-Qualification Amendment No. 4 filed on August 15, 2023, Post-Qualification Amendment No. 5 filed on August 22, 2023 and Post-Qualification Amendment No. 6 filed on September 5, 2023, Post-Qualification Amendment No. 7 filed on September 15, 2023, Post-Qualification Amendment No. 8 filed on September 27, 2023, Post-Qualification Amendment No. 9 filed on October 16, 2023, Post-Qualification Amendment No. 10 filed on May 23, 2024, Post-Qualification Amendment No. 11 filed on July 19, 2024, Post-Qualification Amendment No. 12 filed on December 11, 2024,Post-Qualification Amendment No. 13 filed on February 12, 2025, Post-Qualification Amendment No. 14 filed on March 12, 2025, Post-Qualification Amendment No. 15 filed on April 9, 2025, Post-Qualification Amendment No. 16 filed on May 27, 2025 and Post-Qualification Amendment No. 17 filed on July 21, 2025. This Supplement should be read in conjunction with the Offering Circulars (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circulars. Except as set forth in this Supplement, the Offering Circulars remain unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circulars relating to the Artwork and Artist Metrics. Particularly, the Masterworks public sale database has been updated as of June 30, 2025. Accordingly, the Sharpe Ratio, Record Price Appreciation, Median Repeat Sale Pair Appreciation and Artist Market Profile for each relevant artist listed in the “Description of Business - Artist Metrics” section of the Offering Circulars has been updated, as applicable, as shown below.

“Sharpe Ratio”

Artist	Sharpe Ratio
Banksy	1.23
Barbara Kruger	1.30
Pierre Soulages	0.55
Christine Ay Tjoel	0.82
Lynette Yiadom-Boakye	N/A

Record Price Appreciation

Artist	Compound Annual Growth Rate (“CAGR”)	First Record Price	First Record Price Date	Last Record Price	Last Record Price Date
Banksy	56.5%	$1,591	November 18, 2003	$25,475,922	June 30, 2025
Barbara Kruger	8.9%	$66,000	May 2, 1988	$1,562,500	June 30, 2025
Pierre Soulages	19.0%	$14,725	December 4, 1983	$20,141,700	June 30, 2025
Christine Ay Tjoe	40.5%	$4,011	November 26, 2006	$2,228,520	June 30, 2025
Lynette Yiadom-Boakye	38.0%	$83,905	October 17, 2013	$3,633,912	June 30, 2025

Median Repeat Sale Pair Appreciation

Artist	Median Repeat Sale Pair Appreciation Rate	Number of Repeat Sales	First Repeat Sale Pair Date	Last Repeat Sale Pair Date
Banksy	14.2%	32	February 7, 2007	March 6, 2025
Barbara Kruger	13.9%	16	November 17, 1999	May 15, 2025
Pierre Soulages	12.9%	33	May 9, 1996	October 18, 2024
Christine Ay Tjoe	12.5%	30	May 22, 2001	March 29, 2025
Lynette Yiadom-Boakye	N/A	N/A	N/A	N/A

Artist Market Profiles

Artist	Artist Market Profiles
Banksy	Established
Barbara Kruger	Emerging
Pierre Soulages	Mature
Christine Ay Tjoe	Emerging
Lynette Yiadom-Boakye	Emerging